Correspondence


                                  June 27, 2007

                                             Via facsimile @ 202.772.9209 & Mail
Elaine Wolff, Esq.
David H. Roberts, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

         Re:      Marine Exploration, Inc.
                  Registration Statement on Form SB-2
                  Registration No. 333-143614
                  Filed on June 8, 2007

Dear Ms. Wolff and Mr. Roberts:

     This law firm represents Marine Exploration, Inc. (the "Issuer" or the "Company") with regard to the above referenced registration statement. We have been asked by the Issuer to respond on its behalf to the comment letter by the Staff of the Securities and Exchange Commission's Division of Corporation Finance (the "Staff"). The Issuer hereby expresses its appreciation for the Staff's expeditious response to the Registration Statement.

     In advance of filing Amendment No. 1 to the Form SB-2 registration statement, We address each of the Staff's comments in corresponding numbered paragraphs.

     1. The Issuer respectfully alerts the Staff to its common stock's market activity, including bid and ask quotations on the Pink Sheets that have existed for a period of years from the 1990s to the present. While the market is thin, the Company's stock is trading and in fact a trade occurred yesterday, June 26, 2007.

     A trading security may be defined as one that is assigned a trading symbol and which has active market makers supporting it. Both of these elements are satisfied in the Company's instance. There are seven active market makers for the Company's stock. To the best of our knowledge, the Company's stock has had a published bid and offer price since late 1998.

     We respectfully suggest that there is a market for the Issuer's shares. We request that an amended prospectus be deemed adequate without requiring the Issuer to make the offering at a fixed price or range.

Elaine Wolff, Esq.
David H. Roberts, Esq.
Page 2 of 3
June 27, 2007


     2. The Issuer believes that the offering is not an "at the market" offering subject to Rule 415(a)(4) of Regulation C. Rather this registration applies to a re-sale of previously issued and fully paid for securities, to be offered or sold by persons other than the registrant.

     The Division of Corporation Finance Manual of Publicly Available Telephone Interpretations (the "Manual") at paragraph 76 provides that in making a determination whether an offering styled a secondary one is really on behalf of the issuer, consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and whether under the totality of the circumstances, the seller is acting as a conduit for the issuer.

     We believe that the selling shareholders have held the shares for a sufficient time given that the shares are fully paid for. This means that the Company has not waited and will not wait on the outcome of the offering to receive the proceeds of the sale of its securities to the selling shareholders. Rather, the proceeds have already been received by the Issuer. The selling shareholders have been at "investment risk" since the private transactions were completed.

     The selling shareholders are not in the business of underwriting securities. The Company was under no pressure to sell any securities to them and the terms were negotiated in arms length transactions.

     The selling shareholders engaged in private transactions in which the issuer has fully disclosed their identities and the terms of their purchases. No contingency to the transactions remains.

     Given the totality of the circumstances, we believe that the offering is not one where the selling shareholders are acting as conduits for the Issuer. It is appropriate in this instance for the Staff to determine that the offering is a secondary offering and permit it to proceed pursuant to Rule 415 (a)(1)(i) other than as an "at the market offering."

     Should the above analysis be rejected, alternatively, the Issuer respectfully requests that it be permitted to register fifty percent of the selling shareholder's shares pursuant to Rule 415 (a)(1)(i) and the offering proceed other than as an "at the market offering."

     3. We appreciate the Staff's reminder that a legal opinion will be a necessary exhibit to the offering. We will review with the Issuer the exhibits submitted with the registration statement to ensure that all required exhibits are included with the Issuer's Amendment No. 1 filing.

Elaine Wolff, Esq.
David H. Roberts, Esq.
Page 3 of 3
June 27, 2007





     On behalf of the Issuer, we appreciate the Staff's consideration of the foregoing and its ongoing effort. We remain available to discuss this response at your convenience.

                                             Sincerely,




                                              /s/ Bradford J. Lam
                                              -------------------

                                                     for
                                        Law Offices of Bradford J. Lam, PLLC

Cc:  Issuer